POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, North Carolina 28105
704-849-0860

April 27, 2012

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PokerTek, Inc. Post-Effective Amendment No. 1 to Form S-1 Filed April 3, 2012 File No. 333-169661

Dear Sirs:

By letter dated April 16, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to our Form S-1 Registration Statement, File No. 333-169661 (the “Registration Statement”). We have revised the Post-Effective Amendment to reflect our responses to the SEC Letter in Amendment No. 1 to Post-Effective No. 1 (the “Amendment”), which we are filing with the Commission concurrently herewith.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter. Unless otherwise noted, page numbers refer to the marked copy of the Amendment.

General

1.
It appears that the prospectus included in your Form S-1 has been in use for more than nine months, that the last set of audited financial statements contained therein are more than 16 months old, and that you have not updated the registration statement to include audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please advise us as to whether you have made any offers or sales during the period in which your audited financial statements included in the prospectus as part of the Form S-1 were not current.

Securities and Exchange Commission
April 27, 2012
Page -2-

RESPONSE: The Registration Statement was declared effective by the Commission on November 10, 2010. The prospectus included in the Registration Statement (the “Prospectus”) covered the potential resale of shares of common stock issued by us to the selling shareholder named in the Prospectus (the “Selling Shareholder”) from time to time pursuant to a Purchase Agreement with the Selling Shareholder (the “Purchase Agreement”). Pursuant to Rule 427 promulgated under the Securities Act, it is now our understanding that the audited financial statements in the Prospectus remained current until August 10, 2011 (the “Stale Date”), and that we were obligated to update the financial statements through the filing of a post-effective amendment to the Registration Statement pursuant to Section 10(a)(3) of the Securities Act prior to that date in order to keep the Prospectus current. On the advice of our former counsel, whose services have since been terminated, we filed a prospectus supplement on March 25, 2011 (the “Supplement”) with the Commission intending to satisfy our obligation to update the financial statements included in the Prospectus and keep it current. The Supplement appended to the Prospectus our Annual Report on Form 10-K for the year ended December 31, 2010, including our December 31, 2010 audited financial statements.

While we now understand that it was not technically compliant, we believed in good faith at the time that the Supplement updated the Prospectus to include our December 31, 2010 audited financial statements. The Supplement filing date was substantially in advance of the Stale Date. Since we did not merely incorporate those financial statements by reference but instead “physically” included them in the Prospectus by supplement, this incremental information (the December 31, 2010 audited financial statements) was publicly available to any prospective purchaser as part of the latest version of the Prospectus accessible through the Edgar database.

All issuances of our common stock to the Selling Stockholder were issued in reliance upon the exemption from the registration requirements of the Act under Sections 4(2) and/or 4(6) of the Act. Information with respect to each such issuance has been furnished in our periodic filings under the Exchange Act of 1934, as amended (the “Periodic Reports”) in response to Item 701 of Regulation S-K. Since August 10, 2011, we have issued shares of our common stock to the Selling Shareholder two times under the Purchase Agreement; on December 30, 2011, we issued 80,099 shares for proceeds of approximately $50,000 and on January 5, 2012, we issued 78,458 shares, for approximate proceeds of $50,000. These were the only issuances of shares since August 10, 2011.

As noted above, we acknowledge that we failed to file a post-effective amendment to the Registration Statement updating our financial statements as we now understand the applicable rules and regulations require. However, this was inadvertent as we in good faith intended to properly update the Prospectus, and in fact did provide any potential purchaser of our common stock pursuant to the Prospectus with access to all current information. We believe that we have now rectified this defect with the filing of the post-effective amendment, which is the subject of the Staff’s comment letter.

2.
We note that you incorporated by reference portions of your annual proxy statement into Part III of your Form 10-K, which you have incorporated by reference into your Post-Effective amendment. Please be aware that you must have on file the Form 10-K Part III information before we will declare effective your post-effective amendment.

RESPONSE: An amendment to our Form 10-K, on Form 10-K/A, providing the Part III information omitted from our initial Form 10-K filing will be filed on or before April 30, 2012. We will both (a) incorporate such filing by reference into the Post-Effective Amendment and (b) not seek or request acceleration of the effectiveness of the Post-Effective Amendment until after such filing.

Securities and Exchange Commission
April 27, 2012
Page -3-

3.	Please provide in the post-effective amendment the transaction-related disclosure required by Form S-1.

We have provided in the Amendment an update, as applicable, to the description of the Lincoln Park Capital Transaction contained in the Prospectus. Please note that substantially all of this updated information has previously been disclosed in our Periodic Reports.

Prospectus Cover Page

4.
Please revise your disclosure to remove all references to your prospectus constituting a “prospectus supplement.” In this regard, we note that an update to the registration statement for purposes of Section 10(a)(3) of the Securities Act must be done by post-effective amendment, rather than a prospectus supplement. See Item 512(a)(1)(i) of Regulation S-K.

RESPONSE: In the Amendment, we have revised the cover page of the Prospectus to remove all references to “prospectus supplement”.

Undertakings, page II-3

5.	Please delete as inapplicable the undertaking set forth in paragraph (b).

RESPONSE: In the Amendment, we have deleted the undertaking contained in paragraph (b) as requested.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 704-849-0860 ext. 101 or our outside legal counsel, Kenneth S. Rose, Esq. of Morse, Zelnick, Rose & Lander, LLP at (212) 838-5030.

Very truly yours,

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer

MDR